                   IN THE UNITED STATES DISTRICT COURT FOR THE
                          WESTERN DISTRICT OF OKLAHOMA

(1) KERR-MCGEE CORPORATION,                       )
                                                  )
                                  Plaintiff,      )
                                                  )
vs.                                               )    No. Civ-05-276-L
                                                  )
(1) CARL C. ICAHN, (2) BARBERRY                   )
CORPORATION, (3) HOPPER INVESTMENTS, LLC,         )
(4) HIGH RIVER LIMITED PARTNERSHIP, (5)           )
ICAHN PARTNERS MASTER FUND LP, (6) ICAHN          )
OFFSHORE LP, (7) CCI OFFSHORE LLC, (8) ICAHN      )
PARTNERS LP, (9) ICAHN ONSHORE LP, (10) CCI       )
ONSHORE LLC, (11) JANA PARTNERS LLC, (12)         )
BARRY ROSENSTEIN, and (13) GARY CLAAR,            )
                                                  )
                                  Defendants.     )
                                                  )

                               AMENDED COMPLAINT

            Plaintiff Kerr-McGee Corporation ("Kerr-McGee" or "the Company"), by its undersigned counsel, alleges as follows for its Complaint against defendants Carl C. Icahn, Barberry Corporation, Hopper Investments, LLC, High River Limited Partnership, Icahn Partners Master Fund LP, Icahn Offshore LP, CCI Offshore LLC, Icahn Partners LP, Icahn Onshore LP, CCI Onshore LLC (collectively, "the Icahn Defendants"), and JANA Partners LLC, Barry Rosenstein, and Gary Claar (collectively, the "JANA Defendants", and together with the Icahn Defendants, "Defendants"). Kerr-McGee's allegations are based upon personal knowledge as to itself and its own acts and upon information and belief as to all other matters.
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                              NATURE OF THE ACTION

            1. Kerr-McGee brings this action to enjoin and otherwise seek redress for a scheme by which Defendants appear illegally to have accumulated its stock and sought to wage an unfair proxy contest, through a series of misrepresentations and omissions designed to mislead the Company, its stockholders, and the investing public about their intentions.

            2. Defendants are an apparent group of hedge funds and their principals who collectively control in excess of $10 billion in assets. Their purpose in acquiring a stake in Kerr-McGee is to attempt to force the Company into a partial liquidation in order to fund a $10 billion stock buyback which would jeopardize the Company's long-term prospects to the point that its publicly-traded debt would be downgraded to junk status. See, e.g., Moody's may cut Kerr-McGee's debt ratings to junk, Reuters, Mar. 4, 2005:

            Moody's Investors Service on Friday said it may cut the debt ratings for Kerr-McGee Corp. . . . to junk status, citing billionaire Carl
            Icahn's recent purchase of a stake in the Oklahoma City-based energy and chemical company. . . .

            Selling the assets that Icahn has suggested with no similar reduction of borrowings would essentially increase the company's debt burden, and would likely lead Moody's to cut Kerr-McGee's ratings to junk status, the rating agency said.

See also Fitch says may cut Kerr-McGee debt rating, Reuters, Mar. 7, 2005 (similar).

            3. Defendant Carl Icahn ("Icahn"), who controls the Icahn Defendants, invented greenmail and is widely known for taking over and dismantling corporations. His past targets have included Marshall Field's, Phillips Petroleum, U.S. Steel, Nabisco, TWA, Texaco, and, at least until last week, Mylan Laboratories, Inc.

            4. Defendants Barry Rosenstein ("Rosenstein") and Gary Claar ("Claar"), who control the JANA Defendants, are similarly aggressive. Rosenstein, who describes himself as a "born again corporate raider," and Claar have a history of accumulating stock in public


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companies in order to force extraordinary corporate transactions that will generate short-term profit, often at the expense of existing stockholders and long-term corporate prospects.

            5. As described below, Defendants appear to have acted in violation of several federal statutes meant to protect publicly-traded companies and their investors, including Section 13(d) of the Securities Exchange Act of 1934. Under
Section 13(d), investors acting as a group for the purpose of acquiring, holding, or voting a company's securities must disclose the group's existence and make plain their intentions once group members collectively acquire beneficial ownership of five percent or more of a company's stock. The purpose of this requirement is to provide the Company and its investors with adequate information regarding acquisitions that may result in a shift in corporate control.

            6. The evidence strongly suggests that Defendants have been operating as such a group for purposes of Section 13(d). Beginning in or about the end of 2004, Defendants began rapidly acquiring millions of shares of Kerr-McGee stock. Collectively, they now control approximately 11.6 million shares of the Company worth nearly a billion dollars -- approximately 7.65 percent of the Company's common stock. But despite the evidence to the contrary, Defendants still claim in their Section 13(d) disclosures on Schedule 13D, to the market, the Company and its stockholders, that they are not acting as a group.

            7. Defendants also made a flawed attempt to nominate themselves for election to the Company's Board of Directors. On the evening of March 1, 2005, three of the Icahn Defendants faxed to the Company a notice letter dated March 2 (the last day permitted under the Company's ByLaws) purporting to nominate Defendant Icahn and JANA's Rosenstein as directors (the "Proposed Notification"). The purpose of the ByLaws' advance notification


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requirement is to allow the Company sufficient time to evaluate and respond to all material information relating to any stockholder proposals presented at the Company's annual meeting.

            8. The Proposed Notification, however, denied the existence of a group by failing to identify any parties other than the three nominating Icahn Defendants as beneficial owners on whose behalf the nomination is made. The Proposed Notification also failed to provide other information, required by the ByLaws for a nomination to be considered valid, concerning all securities of the Company purchased or sold within the past two years by the Nominees (whether owned of record or beneficially, directly or indirectly), the dates on which such securities were purchased or sold, and the amount purchased or sold on each such date.

            9. The Company sought clarification of the Proposed Notification in a letter dated March 4, 2005 (the "Request for Clarification"). The Request for Clarification indicated that the Proposed Notification did not, on its face, appear to comply with all applicable requirements, and sought further information regarding the omissions in the Proposed Notification. In a letter dated March 10, 2005 (the "Nomination Reply Letter"), the three Icahn Defendants replied by providing the requested stock purchase information, but continued to deny the existence of any group association with the JANA Defendants -- without giving a satisfactory explanation of the strong evidence to the contrary, or providing sufficient evidence to prove otherwise.

            10. This continued denial of a group, contrary to the evidence, continues to prejudice the ability of the Company and its stockholders to receive, evaluate, and respond in a timely manner to all material information concerning the Proposed Notification, and therefore to conduct a fair proxy contest. The Company has been left in an untenable position in relation to the nominations, and unable to honor them.


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            11. Further, based on the evidence that Defendants have formed a group, one or more Defendants appear to have violated their obligations under federal antitrust laws. At all relevant times, the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act") prohibited an acquiror from purchasing shares if as a result of the purchase it would hold shares with a value in excess of $50 million in a company, except as a passive investment, unless it filed a notification with the Federal Trade Commission and the Department of Justice and the applicable waiting period had expired or been earlier terminated. Accumulation of shares in coordination with other parties and/or to influence corporate strategy and management are, by definition, inconsistent with passive investment intent.

            12. While the Icahn Defendants filed HSR notifications in late January, the JANA Defendants did not file an HSR notification until February 23, 2005 after they purchased millions of shares in Company stock worth well over $50 million and, together with the Icahn Defendants, jointly proposed to Company management specific transactions they wanted to see implemented. The failure of the JANA Defendants to file a timely HSR notification not only is a violation of federal law, but had the effect of enabling the JANA Defendants to purchase stock when they were prohibited from doing so, at prices significantly lower than they were after Defendant Icahn's activities became public.

            13. Finally, since submission of the Proposed Notification, the Icahn and JANA Defendants have publicly disclosed their intent to solicit proxies in support of the election of Defendants Icahn and Rosenstein as directors of the Company. Like their Schedules 13D, however, the Icahn and JANA Defendants' proxy solicitation materials omit any mention of the existence of a group, thereby violating Section 14(a) of the Securities Exchange Act of 1934 and SEC Regulation 14a-9.

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            14. Defendants' apparent failure timely to disclose the existence of their group and the related information required under Sections 13(d) and 14(a) has harmed the Company and its stockholders by allowing Defendants improperly to accumulate a sizable position in the Company's stock and to withhold from the Company information it needs to respond appropriately to director nominations.

            15. To ensure that Defendants do not benefit from their deception, Defendants should be required to file truthful Schedules 13D and Section 14(a) proxy solicitation materials disclosing their concealed group status and true intentions, and should be prohibited from voting any shares or proxies acquired prior thereto. Finally, the Company seeks a declaratory judgment that the putative nominations of Defendants Icahn and Rosenstein as directors are invalid.

                             JURISDICTION AND VENUE

            16. This Court has jurisdiction over this action pursuant to Sections 13(d) and 27 of the Securities Exchange Act 1934 Act, 15 U.S.C. Sections 78m(d) and 78aa, and pursuant to 28 U.S.C. Sections 1331 and 1367, because the claims asserted arise under the securities laws of the United States or are so related to such claims that they form part of the same case or controversy.

            17. Venue in this District is proper pursuant to 15 U.S.C. Section 78aa because various acts or transactions constituting the offenses herein occurred within the Western District of Oklahoma. Among other things, Kerr-McGee is headquartered in this District. Moreover, Defendants' misleading proxy solicitation materials were filed in anticipation and for the purpose of their distribution to stockholders, including stockholders located within this District, in order to obtain proxies to be used at Kerr-McGee's annual stockholders meeting in this District.

            18. There is personal jurisdiction over each of the Defendants pursuant to 15 U.S.C. Section 78aa, which provides for nationwide service of process.

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                                     PARTIES

            19. Plaintiff Kerr-McGee is a Delaware corporation with its principal place of business at 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102.

            20. The Icahn Defendants consist of:

                  a) Defendant Carl C. Icahn, a corporate raider and resident of the State of New York. Icahn directly or indirectly owns or controls all of the remaining Icahn Defendants.

                  b) Defendant Barberry Corporation, a Delaware corporation primarily engaged in the business of investing in securities. Defendant Icahn owns 100 percent of Barberry Corporation, which is the sole member of Defendant Hopper Investments, LLC.

                  c) Defendant Hopper Investments, LLC, a Delaware limited liability company which acts as the general partner of High River Limited Partnership. Defendant Icahn controls Hopper Investments, LLC through his stake in Barberry Corporation.

                  d) High River Limited Partnership, a Delaware limited partnership primarily engaged in the business of investing in securities. Defendant Icahn controls High River Limited Partnership through Barberry Corporation and Hopper Investments, LLC.

                  e) Icahn Partners Master Fund LP, a Cayman Islands limited partnership primarily engaged in the business of investing in securities; Icahn Offshore LP, a Delaware limited partnership primarily engaged in the business of acting as the general partner of Icahn Partners Master Fund

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                        LP; and CCI Offshore LLC, a Delaware limited liability
                        company primarily engaged in the business of acting as the general partner of Icahn Offshore LP. CCI Offshore LLC is owned and controlled by Defendant Icahn.

                  f) Icahn Partners LP, a Delaware limited partnership primarily engaged in the business of investing in securities; Icahn Onshore LP, a Delaware limited partnership primarily engaged in the business of acting as the general partner of Icahn Partners LP; and CCI Onshore LLC, a Delaware limited liability company primarily engaged in the business of acting as the general partner of Icahn Onshore LP. CCI Onshore LLC is owned and controlled by Defendant Icahn.

            21. The JANA Defendants consist of the following:

                  a) Defendant Barry Rosenstein, a resident of California and a principal of Defendant JANA Partners LLC.

                  b) Defendant Gary Claar, a resident of New York and a principal of Defendant JANA Partners LLC.

                  c) Defendant JANA Partners LLC, a Delaware limited liability company with offices in New York and San Francisco. JANA Partners LLC manages hedge funds with approximately $3 billion in assets.

                                      FACTS

            22. Beginning in approximately December 2004, Defendants began accumulating stock in Kerr-McGee with the apparent goal of forcing the Company to (i) divest its chemical business, (ii) enter into a massive, unprecedented Volumetric Production Payment ("VPP")

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transaction to monetize future oil and gas production - i.e., selling the right to future revenues while retaining the associated production costs - and (iii) use the proceeds from the divestiture and the unprecedented VPP to fund a massive multi-billion dollar stock buyback program that would inflate the stock price in the short term but which foreseeably would cause lasting damage to Kerr-McGee and its long-term stockholders.

            23. Defendants are intent on forcing management to take radical and irresponsible corporate actions irrespective of whether they serve the long-term interests of the Company, its stockholders, and employees. For example, Moody's, Standard & Poor's, and Fitch rating services all have announced that they may cut Kerr-McGee's debt ratings to junk status if the transactions proposed by Defendants are consummated, which could leave the Company in a precarious financial position and dramatically increase the Company's borrowing costs.

            24. On March 8, 2005, the Board of Directors of Kerr-McGee announced that it had authorized management to proceed with its proposal to pursue either an initial public offering and spinoff or sale of its chemical business. In addition, the Board authorized the Company to proceed with a share repurchase program initially set at $1 billion. During the same meeting, with advice from its financial advisors, the Board carefully considered, but rejected, the Icahn/JANA group's more radical VPP proposal as irresponsible and not in the best interests of the Company, its stockholders, and creditors. As Luke Corbett, Kerr-McGee's CEO, stated in the press release announcing the Board's decisions:

            Mr. Icahn's proposal of a VPP of this magnitude would extract the revenue from approximately 32% of our proved developed producing reserves, while leaving the company with 100% of the costs . ...
            This would not leave the company with sufficient capital to develop the more than 425 million BOE of reserves currently booked as proved but undeveloped. As a result, we believe the value of our remaining proved reserves would be greatly reduced. Additionally, this proposal would not allow for the timely exploitation of our large inventory of identified probable and possible resources and exploration


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            of our high-potential prospect inventory. Finally, since none of the proceeds from Mr. Icahn's proposal would be applied to debt reduction, it would have very serious negative implications to our capital structure and jeopardize our credit rating.

            We have seen VPPs employed productively on a much more prudent scale, but Mr. Icahn's proposal is tantamount to mortgaging the company's future simply to provide Mr. Icahn and his partners with some quick cash. We believe Mr. Icahn's analysis is flawed, and we will make our case directly with our shareholders . ...

            25. Defendants to this day refuse to disclose that they are acting in concert in an effort to force management to undertake the harmful program that they propose. Defendants' 13D filings, for example, seek to have it both ways, admitting that they might be deemed to be a group but disclaiming that they are. On March 4, 2005, the Company sought clarification of Defendants' group status in the Request for Clarification, but the Nomination Reply Letter continues to deny the existence of a group without offering a satisfactory explanation of the strong evidence to the contrary.

            26. As set forth below, the evidence strongly suggests that Defendants agreed among themselves to work together toward a common goal, including: (i) contemporaneous rapid accumulation of Kerr-McGee stock with knowledge of one another's activity, (ii) participation in a coordinated campaign to pressure management to carry out the divestiture, the unprecedented VPP, and the massive stock buyback, (iii) agreement to advance a dissident slate of directors for the Kerr-McGee Board, and (iv) parallel and repeated violations of federal securities and antitrust laws.

      Defendants' Coordinated Accumulation of Company Stock

            27. Defendants engaged in a pattern of sudden, rapid, and contemporaneous purchases of Kerr-McGee stock. In the span of only eleven weeks starting in or about the middle of December 2004 and running through the beginning of March 2005, Defendants acquired


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approximately 11.6 million shares in the Company, or options to purchase such shares, as follows:

            -     the Icahn Defendants acquired 7.1 million shares; and

            -     the JANA Defendants acquired, or purchased options to acquire,
                  4.5 million shares.

            28. As set forth below, Defendants not only made contemporaneous, large share purchases, but, on information and belief, assisted each other in accumulating stock, and concealed their group status to permit the JANA Defendants to accumulate a large position in Kerr-McGee stock in violation of the antitrust laws. Even absent discovery, there is material evidence that Defendants communicated with one another concerning their coordinated acquisitions.

            29. On or about January 28, 2005, Defendants Icahn and Icahn Partners Master Fund LP each notified the Federal Trade Commission, the Department of Justice, and Kerr-McGee, pursuant to the HSR Act, 15 U.S.C.
Section 18(a), of their intention to purchase between $100 million and $500 million of the Company's stock -- in aggregate, up to $1 billion. HSR filings are required of investors like Defendants who intend to acquire more than $50 million of stock in a publicly-traded company for purposes other than passive investment (within the past week, this trigger point became $53.1 million). An HSR filing made in these circumstances is persuasive evidence that the acquiror is not a passive investor and has decided to seek to influence corporate management and strategy.

            30. HSR filings trigger a waiting period during which the federal antitrust authorities evaluate the antitrust implications of a proposed share purchase. During the waiting period -- which lasts for 30 days or until such time as the authorities grant, as they did here for


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certain Icahn Defendants, "early termination" -- the party filing the notice is prohibited from purchasing any shares that would cause it to cross the $50 million threshold, but may make bona fide options purchases.

            31. On February 14, 2005, in order, on information and belief, to induce Defendant Icahn to participate in a common scheme with respect to Kerr-McGee, the JANA Defendants granted the Icahn Defendants an option (the "February 14 Option") to purchase 250,000 shares. That same day, the JANA Defendants purchased exactly 250,000 shares of Company stock at a price greater than the sum of the option exercise price plus the price paid by the Icahn Defendants for the option -- thus subsidizing a bargain purchase by the Icahn Defendants, who would and did acquire the shares from the JANA Defendants by exercising the option following termination of the Icahn Defendants' waiting periods.

            32. The February 14 Option was economically irrational for the JANA Defendants, unless the JANA Defendants were acting in concert with Defendant Icahn to pursue a common purpose with benefits for JANA that would exceed its loss on the option transaction. At this point, at the very latest, the JANA Defendants indisputably were not mere passive investors.

            Defendants' Common Plan to Force a Divestiture, Unprecedented VPP, and Massive Stock Buyback

            33. The existence of Defendants' group also is evidenced by their coordinated efforts to advance their common objective of forcing a divestiture of the Company's chemical unit, an unprecedented VPP, and a massive stock buyback.

            34. On February 23, after Kerr-McGee announced that it was considering selling its chemical business, Defendants Icahn and Barry Rosenstein jointly called Kerr-McGee's CEO,


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Luke Corbett, in Oklahoma City to press the Company to follow through on the divestiture, to enter into an unprecedented VPP, and to use the proceeds of both transactions for a massive buyback of stock.

            35. Then, on March 1, the Icahn Defendants purported to nominate Defendants Icahn and Rosenstein for seats on the Kerr-McGee Board of Directors. That was followed on March 3 by a joint letter addressed to Mr. Corbett and filed with regulators in a public filing, in which Defendants Icahn and Rosenstein explained that the purpose of the nomination was to ensure that the Company takes steps to "maximize[e] shareholder value" -- a euphemism for advancing their plan to divest the chemical business, enter into an unprecedented VPP, and implement a massive, multi-billion dollar stock buyback.

            36. The March 3 letter explicitly urges the Company to: "(1) Sell the chemical business, (2) Enter into a [VPP] to monetize forward production, and (3) Utilize the proceeds from the chemical business sale and the [VPP] . . . to buy back shares." The letter was accompanied by an analysis of the proposed transactions. The letter estimated that the divestiture and the unprecedented VPP would generate more than $10 billion that could be used to buy back shares.

            37. Also on March 3, Defendants Icahn and Rosenstein called Mr. Corbett in Oklahoma City, again promoting their proposed transactions. Among other things, Defendant Icahn stated that the current value of energy is high, and that the Company therefore must consider promptly selling forward its reserves in a VPP transaction. Mr. Corbett responded, in summary, that he understood the transactions being proposed by the Icahn and JANA Defendants, and that these transactions, as well as other transactions, would be considered carefully by the Board, with advice from the Company's financial advisors, at the Board's next


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meeting. Mr. Corbett mentioned that, among other things, the effect of the proposed unprecedented VPP on the Company's capital structure would be considered. Defendant Icahn stated that the effect on the Company's capital structure does not matter.

            38. The sheer magnitude of the VPP proposed by Defendants is astonishing. Defendants seek to force the Company to liquidate approximately $8.75 billion of reserves, representing one-third of its total proved reserves -- and to use this cash solely to repurchase stock, including the stock purchased by Defendants at prices that they artificially depressed by failing to make the disclosures required by federal law. Moreover, use of this cash for a stock buyback would mean that none of the sale proceeds would cover the future costs of producing this substantial volume of oil and gas, to the financial detriment of the Company, its long-term stockholders, and its employees.

      Defendants' Violation of Section 13(d)

            39. Section 13(d) of the Securities Exchange Act of 1934 and regulations promulgated thereunder require any group of investors acquiring five percent or more of the shares of a class of registered equity securities to file with the Securities and Exchange Commission a statement on Schedule 13D disclosing, among other things, their group status, the number of shares they beneficially own, the source of funds used to purchase the shares, and the purpose of their share purchases. Congress enacted Section 13(d) to ensure that stockholders would have full information concerning large purchases of stock, as well as potential changes in corporate control, and would have the opportunity to value their shares accordingly.

            40. As detailed above, the evidence strongly suggests that Defendants have been acting as a group at all relevant times. In their Section 13(d) filings on Schedule 13D, however, Defendants disclaim their group status. Critically, Defendants' denials have impeded the


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Company's ability to consider appropriate responses, and to prepare for its upcoming annual stockholders meeting.

            41. Similarly, during the Icahn Defendants' HSR waiting periods (from the filing date on January 28 to the first early termination on February
18), and before their intentions were made public, the JANA Defendants acquired approximately 1.8 million shares of Kerr-McGee stock and options for 149,000 shares. On February 22, the first trading day after the Icahn Defendants' HSR filings became public, the stock price shot up by more than five percent, generating millions of dollars in instant profit for the JANA Defendants. Thus, the JANA Defendants received a substantial pay-back for having agreed to sell the Icahn Defendants the February 14 Option at a below-market price.

            42. To the same end, on information and belief, the JANA Defendants improperly delayed making their own HSR filing. Although the JANA Defendants exceeded the $50 million trigger for filing an HSR notification on or about January 24, 2005, they delayed filing one until February 23, 2005. Passive investors are not required to make HSR filings, but, apparently in league with the Icahn Defendants and similarly active, the JANA Defendants were not passive investors in Kerr-McGee. Between January 24, 2005 -- the date on which the JANA Defendants appear to have crossed the $50 million threshold -- and February 23, 2005, the date on which they filed their HSR notification, the JANA Defendants improperly acquired up to approximately 2.2 million shares of Kerr-McGee stock.

      Defendants' Defective Nomination of Directors

            43. Article III, Section 10(A) of the Company's Amended and Restated ByLaws govern the procedure for stockholder nominations of directors. Section 10(A)(2) provides that, to be timely, a stockholder's notice of nominations must be delivered to the Company not less


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than seventy days nor more than ninety days prior to the first anniversary of the preceding year's annual meeting. The Company's 2004 annual meeting was held on May 11, 2004. The period during which stockholders could deliver a notice of nominations for the 2005 annual meeting, therefore, was February 10 to March 2, 2005.

            44. On the evening of March 1, 2005, Defendants Icahn Partners LP, Icahn Partners Master Fund LP, and High River Limited Partnership faxed to the Company in Oklahoma City their Proposed Notification. The Proposed Notification purported to provide the notice requisite to nominate Defendants Icahn and Rosenstein to be elected as directors of the Company at its 2005 annual stockholders meeting.

            45. Article III, Section 10(A)(2) of the Company's ByLaws also lists the information that every notice of nomination must contain in order to be valid. These requirements include:

            a) disclosure of the number of shares owned beneficially and of record by each stockholder and each beneficial owner on whose behalf the nomination is made; and

            b) disclosure, as to each nominee, of all information relating to the nominee that is required in solicitations of proxies for election of directors or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934.

            46. The Proposed Notification failed to provide two key disclosures required by the Company's ByLaws. FIRST, it failed to identify the Defendants' 13(d) group as the beneficial owner on whose behalf the nominations were made, and to list all shares beneficially owned by each member of the group. SECOND, it failed to state, with respect to all securities of the


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Company purchased or sold within the past two years by the Nominees (whether owned of record or beneficially, directly or indirectly), the dates on which such securities were purchased or sold and the amount purchased or sold on each such date. This disclosure is required by Item 5(b)(1)(vi) of Regulation 14A when soliciting for contested director seats.

            47. On March 4, 2005, the Company sent the Request for Clarification to Defendants. The Request for Clarification indicated that the Proposed Notification may not comply with all applicable requirements, and sought explanations for the Proposed Notification's omission of the required information identified above. In their Nomination Reply Letter, the three Icahn Defendants provided the requested stock purchase information but continued to deny the existence of any group -- without giving a satisfactory explanation of the strong evidence to the contrary, or providing sufficient evidence to prove otherwise.

            48. Defendants' denial of a group has prejudiced and continues to impede the Company's and its stockholders' ability to evaluate and respond to the proposed nominations of Defendants Icahn and Rosenstein. The Company has been left in an untenable position, and unable to honor the nominations.

     Violations of Section 14(a)

            49. Since announcing their purported nomination of Defendants Icahn and Rosenstein for seats on the Kerr-McGee Board of Directors, Defendants have furthered their illegal scheme by disseminating false and misleading proxy solicitation materials in support of the nomination, in violation of Section 14(a) of the Securities Exchange Act.

            50. On or about March 3, 2005, Defendants filed proxy solicitation materials with the SEC that, among other things, fail to disclose that they are acting with one another as a


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Section 13(d) group for the specific purpose of generating short term profits, and without regard to the Company's long-term fiscal health.

            51. In addition, Defendants' proxy solicitation materials include a materially false and misleading analysis of the purported benefits of their plan to divest the Company's chemical business, enter into an unprecedented VPP, and use the proceeds to fund a $10.4 billion share buyback. Among other misrepresentations and omissions, this analysis (i) fails to take any account of the fact that the rating agencies may cut Kerr-McGee's debt rating to junk status if the transactions proposed by Defendants are consummated and (ii) contains a misleading prediction of Kerr-McGee's future market value following the contemplated transactions.

            52. The proxy solicitation materials also misleadingly state that the nomination of Defendants Icahn and Rosenstein is intended to "maximiz[e] shareholder value." In fact, on information and belief, the purpose of the nomination is to attempt to force management to sell assets to finance a $10.4 billion stock buyback program to generate short-term profits, but which foreseeably would cause lasting damage to Kerr-McGee and its long-term stockholders.

            53. Defendants' denial of a group, which is inconsistent with the known facts, and their other misleading statements, have impeded the Company's ability to present fair choices to its stockholders. The Company and its stockholders are entitled to honest proxy solicitations, and a fair and fully-informed election of directors. A fair and fully-informed election is virtually impossible if Defendants' defective Proposed Notification is allowed to stand.


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
                                   FIRST CLAIM

                     VIOLATION OF REPORTING REQUIREMENTS OF

                  SECTION 13(d) OF THE 1934 ACT AND RULE 13d-1

            54. Kerr-McGee repeats and realleges each of the preceding allegations of the Complaint as if fully set forth herein.

            55. Section 13(d) of the Securities Exchange Act of 1934, 15 U.S.C.
Section 78m(d), and rules promulgated thereunder, requires any group of stockholders which directly or indirectly acquires beneficial ownership of any class of registered equity securities to send to the issuer and file with the Securities and Exchange Commission a statement disclosing, inter alia, the identity of each group member, their group status, the number of shares beneficially owned by the group, the source of the funds used to purchase the shares, and the purpose of the share purchases.

            56. As described above, Defendants have violated their disclosure obligations under Section 13(d), including by filing misleading Schedules 13D which falsely disclaim that they are acting with each other as a group, and mischaracterize their purpose in acquiring shares.

            57. By reason of the foregoing, Defendants have violated Section 13(d), 15 U.S.C. Section 78m(d), and Rule 13d-1 et seq. promulgated thereunder, 17 C.F.R. Section 240.13d-1 et seq.

            58. Unless Defendants are enjoined, Kerr-McGee and its stockholders will be irreparably harmed. There is no adequate remedy at law.

                                  SECOND CLAIM

    FAILURE OF THE PROPOSED NOTIFICATION TO COMPLY WITH THE COMPANY'S BYLAWS

            59. Kerr-McGee repeats and realleges each of the preceding allegations of the Complaint as if fully set forth herein.

            60. As provided in 28 U.S.C. Section 2201, in a case of actual controversy within its jurisdiction, any court of the United States may declare the rights and other legal relations of any interested party seeking such declaration.

            61. Section 109 of the Delaware General Corporation Law provides that a corporation's bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers, or employees.

            62. Article III, Section 10(A) of the Company's Amended and Restated ByLaws do not contain any provision inconsistent with law or with the certificate of incorporation.

            63. The Proposed Notification fails to comply with Article III,
Section 10(A) of the Company's ByLaws.

            64. By reason of the foregoing, the Proposed Notification is invalid, and Kerr-McGee is entitled to a declaration to that effect.

                                   THIRD CLAIM

        VIOLATION OF SECTION 14(A) OF THE EXCHANGE ACT AND SEC RULE 14A-9

            65. Kerr-McGee repeats and realleges each of the preceding allegations of the Complaint as if fully set forth herein.

            66. Section 14(a) of the Securities Exchange Act of 1934 provides, inter alia, that it shall be unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or facility of a national securities exchange to solicit any proxy in violation of SEC rules or permit his name to be used in connection with such a solicitation. Rule 14a-9 provides that no "solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

            67. Defendants have violated Section 14(a) and Rule 14a-9 by filing false and misleading proxy solicitation materials. As set forth above, the proxy solicitations filed with the SEC by Defendants contain numerous statements that are false and misleading with respect to material facts or omit to state material facts necessary to make the statements therein not false and misleading. Among other misrepresentations and omissions, the proxy solicitations filed with the SEC by Defendants:


            - fail to disclose that they are acting together as a Section 13(d) group;

            - falsely suggest that Defendants' purpose in seeking to elect Defendants Icahn and Rosenstein to the Board of Directors is to "maximize[] shareholder value," when Defendants' true purpose is to generate short-term profits for hedge funds even at the risk of impairing the Company's long-term financial condition; and

            - contain a false and misleading analysis of the purported benefits of Defendants' proposed $10.4 billion stock buyback plan which misleadingly omits any mention of the fact that rating agencies Moody's, Standard & Poor's, and Fitch have threatened to reduce the Company's debt rating to junk status if the plan is implemented.


            68. By reason of the foregoing, Defendants have violated Section 14(a), 15 U.S.C. Section 78n(a), and Rule 14a-9 promulgated thereunder, 17 C.F.R. Section 240.14a-9.

            69. Unless Defendants are enjoined, Kerr-McGee and its stockholders will be irreparably harmed. There is no adequate remedy at law.

                                PRAYER FOR RELIEF

            WHEREFORE, plaintiff Kerr-McGee respectfully requests that this Court enter a judgment:

            (a) declaring the Proposed Notification invalid;

            (b) ordering Defendants to file accurate disclosures in accordance with the requirements of Sections 13(d) and 14(a) of the Securities Exchange Act of 1934 and the regulations promulgated thereunder;

            (c) enjoining Defendants from voting any shares acquired prior to the filing of true and accurate Schedules 13D;

            (d) ordering Defendants to return any proxies received prior to the filing of true and accurate disclosures under Section 14(a) and the regulations promulgated thereunder;

            (e) enjoining Defendants from undertaking any action -- including
                (without limitation) soliciting proxies, exercising stockholder voting rights, or purchasing additional shares of Kerr-McGee -- designed to change or affect control of Kerr-McGee until 30 days following the filing of such true and accurate disclosures pursuant to Sections 13(d) and 14(a); and

            (f) granting such other and further relief as this Court may deem just and proper.

Dated: March 14, 2005

                                   s/Charles B. Goodwin
                                   ---------------------------------------------
                                   Charles B. Goodwin, OBA #17637
                                   CROWE & DUNLEVY, P.C.
                                   20 North Broadway, Suite 1800
                                   Oklahoma City, Oklahoma 73102
                                   (405) 235-7700
                                   (405) 239-6651 fax
                                   goodwinc@crowedunlevy.com

                                   ATTORNEY FOR PLAINTIFF KERR-MCGEE CORPORATION



OF COUNSEL:
Peter J. Nickles
COVINGTON & BURLING
1201 Pennsylvania Avenue
Washington, DC 20004
(202) 662-2000
(202) 662-6291 fax
pnickles@cov.com

David W. Haller
Jonathan M. Sperling
Mark P. Gimbel
COVINGTON & BURLING
1330 Avenue of the Americas
New York, New York 10019
(212) 841-1000
(212) 841-1010 fax
dhaller@cov.com

Thomas L. Cubbage III (OBA No. 20133)
Kerr-McGee Shared Services Company LLC
P.O. Box 25861
Oklahoma City, Oklahoma 73125
(405) 270-1313
(405) 270-4101 fax
tcubbage@kmg.com



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